Aina Le’a, Inc.
69-201 Waikoloa Beach Drive, #2617
Waikoloa, Hawaii  96738

July 31, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Aina Le’a, Inc.
Registration Statement on Form S-1 (File No. 333-182904)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Aina Le’a, Inc. (the “Company”) hereby applies for the withdrawal, effective immediately, of its Registration Statement on Form S-1 (File No. 333-182904), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), and the issuance of an order granting such withdrawal by the Securities and Exchange Commission (the “SEC”) as soon as reasonably practical.  The Registration Statement was initially filed with the SEC on December 31, 2012.

The Company requests this withdrawal because of the length of time from the Company’s initial filing to complete the audit process.  The Registration Statement was never declared effective and no securities have been or will be issued pursuant thereto.  Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide a copy of the order granting the withdrawal to Raymond Lee of Greenberg Traurig, LLP, the Company’s outside legal counsel, via facsimile at (949) 732-6501 or email at leer@gtlaw.com.  In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application, please do not hesitate to call Raymond Lee of Greenberg Traurig at (949) 732-6510.  Thank you for your attention to this matter.

Sincerely,

Aina Le’a, Inc.

 /s/ Robert Wessels

Robert Wessels
President and Chief Executive Officer